1980 Post Oak Blvd. 8th Floor Houston, TX 77056 PO Box 2029 Houston, TX 77252-2029	713-625-8100 713-629-2330 fax 800-729-1900 stewart.com NYSE: STC
December 16, 2010
Mr. James Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Stewart Information Services Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 DEF 14A filed March 18, 2010 Form 10-Q for the Quarterly Period Ended June 30, 2010 File No: 001-02658
Dear Mr. Rosenberg:
We are providing the following information in response to your follow-up letter dated December 3, 2010. We have repeated your comments with our response immediately following.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Other operating expenses, page 27
1.	Please refer to your response to comment two. Since the 2009 10-K lists multiple factors that would explain the decrease in costs fixed in nature, please provide us with proposed disclosure to include in future filings that identifies the factor(s) that contributed the most to the decrease in the costs fixed in nature.
Response:
In our Form 10-Q filings for the second and third quarters 2010, we expanded our disclosures regarding other operating expenses in order to provide more information for the users of our financial statements. The following is our third quarter 2010 discussion, which will be the format for our 2010 Form 10-K discussion regarding other operating expenses in Item 7 and includes the factor(s) that contributed the most to the decrease in the costs fixed in nature (see underlined for added language):

Mr. James Rosenberg
December 16, 2010

Other operating expenses. Other operating expenses include costs that are fixed in nature, costs that follow, to varying degrees, changes in transaction volumes and revenues and costs that fluctuate independently of revenues. Costs that are fixed in nature include attorney fees, equipment rental, insurance, professional fees, rent and other occupancy expenses, repairs and maintenance, technology costs, telephone and title plant rent. Costs that follow, to varying degrees, changes in transaction volumes and revenues include fee attorney splits, bad debt expenses, certain REI expenses, copy supplies, delivery fees, outside search fees, postage, premium taxes and title plant expenses. Costs that fluctuate independently of revenues include auto and airplane expenses, general supplies, litigation defense and settlement costs, promotion costs and travel.
Other operating expenses for the combined business segments decreased $11.3 million, or 5.3%, in the first nine months of 2010 compared to the first nine months of 2009. Costs fixed in nature decreased $4.5 million, or 4.8%, in the first nine months of 2010 compared with the first nine months of 2009, primarily due to office closures and other cost reduction efforts. The decrease in costs fixed in nature is primarily due to decreases in rent and other occupancy expenses and attorney fees, partially offset by increases in professional fees and insurance. Costs that follow, to varying degrees, changes in transaction volumes and revenues decreased $10.1 million, or 11.8%, in the first nine months of 2010 compared with the first nine months of 2009, excluding a $3.0 million credit relating to a reversal of an accrual for a legal matter resolved in our favor in the first nine months of 2009. This decrease was primarily related to the decline in transaction volume in our direct operations. Costs that fluctuate independently of revenues were relatively unchanged in the first nine months of 2010 compared with the first nine months of 2009.
Item 9A. Controls and Procedures, page 34
2.	Please refer to your response to comment three. We note that your proposed disclosure includes the statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting within the section related to disclosure controls and procedures. Please confirm that you will include this statement within Management’s annual report on internal control over financial reporting in the 2010 10-K.
Response:
We will include the following (see underlined for added language) within Management’s annual report on internal control over financial reporting in the 2010 Form 10-K.
Item 9A. Controls and Procedures
Our principal executive officers and principal financial officer are responsible for establishing and maintaining adequate internal control over financial reporting. After evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2010, we have concluded that, as of such date, our disclosure controls and procedures are adequate and effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

Mr. James Rosenberg
December 16, 2010

DEF 14A filed March 18, 2010
3.	We note your response to prior comment 11 that Matthew Morris was the only executive rewarded through a salary increase for his efforts related to the strategic objectives while the other executives were rewarded through a discretionary bonus. Please confirm that future disclosure relating to compensation discussion and analysis will also address the basis for treating executive officers differently as a result of meeting overall objectives. For example, why was Matthew Morris awarded a salary increase and a bonus while other executives were only awarded a bonus.
Response:
To the extent applicable, we confirm that our future disclosure will address the basis for treating executive officers differently as a result of meeting overall objectives.
Compensation Discussion and Analysis, page 12
4.	We note your response to prior comment 12 that the discretionary bonus for each executive was based on the target annual bonus payable under the company’s standard annual bonus program multiplied by a percentage, which varied depending on each executive’s role with respect to, and responsibility for, the successful implementation of the strategic objectives. Please confirm your future disclosure will disclose the target bonus for each executive and the applicable percentage. It should be clear from the discussion whether each executive received their target bonus or an amount that varied from their target bonus. To the extent that the bonus received varied from the target, your discussion should clarify the reasons for these variances.
Response:
To the extent applicable, we confirm that our future disclosure will disclose the target bonus for each executive and the applicable percentage and provide clarity consistent with the Staff’s comment.
5.	We note your response to prior comment 13 that Co-Executive Officer salary increases were not based upon or otherwise impacted by any benchmarking activities, and that such data was not used to set, or provide any reference point for setting, the new salary amounts. However, we also note that you compared your salaries to comparable companies and increased the CEO’s salary to attract and retain executive employees because your salaries have historically been low in comparison to other companies. Therefore, we continue to believe that you engaged in benchmarking and should identify the comparable companies used in your analysis. Please confirm that you will identify comparable companies used in your benchmarking analyses.
Response:
To the extent applicable, we confirm that we will identify comparable companies used in the company’s benchmarking analysis.

Mr. James Rosenberg
December 16, 2010

Form 10-Q for the quarterly period ended June 30, 2010
Notes to Condensed Consolidated Financial Statements
Note 3 — Fair Value Measurements, page 6
6.	Please refer to your response to comment 14 and your revised disclosures. You disclose that you use third-party pricing services and independent broker/dealer quotes to value municipal and corporate bonds. Please provide us proposed disclosure to include in future filings showing the number of quotes or prices obtained per instrument from independent pricing services or brokers. If you obtained multiple quotes or prices, disclose how you determined the ultimate value you used in the financial statements. In addition, please clarify in your proposed disclosure the specific validation procedures performed and disclose whether, and if so, how and why, you adjusted quotes or prices you obtained from the independent pricing services or brokers.
Response:
Using our third quarter 2010 disclosure, our fourth quarter 2010 disclosure for fair value measurements will include the underlined sentences below:
As of December 31, 2010, Level 1 financial instruments consist of short-term investments, U.S. and foreign government bonds and mortgage-backed securities. Level 2 financial instruments consist of municipal and corporate bonds. In accordance with the Company’s policies and guidelines, the Company’s third party, registered investment manager invests only in securities rated as investment grade or higher by the major rating services, where observable valuation inputs are significant. All municipal bonds are valued using a third-party pricing service, and the corporate bonds are valued using the market approach, which includes three to ten inputs from relevant market sources, including FINRA’s Trade Reporting and Compliance Engine (TRACE) and independent broker/dealer quotes, bids and offerings, as well as other relevant market data, such as securities with similar characteristics (i.e. sector, rating, maturity, etc.). Broker/dealer quotes, bids and offerings mentioned above are gathered (typically three to ten) and a consensus risk premium spread (credit spread) over risk-free Treasury yields is developed from the inputs obtained, which is then used to calculate the resulting fair value.
In addition to the above responses, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in its filings, (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your review and comments. If you have any questions or further comments or would like additional information, please contact our Principal Accounting Officer, Brian Glaze, at (713) 625-8761, or me at (713) 625-8151.

Very truly yours,
/s/ J. Allen Berryman
J. Allen Berryman

Copies to:	David Taylor, Locke Lord Matthew Malinsky, KPMG Malcolm S. Morris, Co-Chief Executive Officer Stewart Morris, Jr., Co-Chief Executive Officer SISCO Audit Committee